Fortuna Silver Mines Inc.

March 31, 2016

Condensed Interim Consolidated Financial Statements

May 9, 2016

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 1

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME
(Unaudited) (Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended March 31,
	Notes	2016	2015
Sales	16	$42,692	$39,804
Cost of sales	18	27,138	27,223
Mine operating earnings		15,554	12,581

Other expenses
Selling, general and administrative expenses	9 a), 9 b)	9,732	5,489
Exploration and evaluation costs		100	45
Foreign exchange gain		(383)	(914)
Operating income		6,105	7,961

Finance items
Interest income		78	97
Interest (expense) income		(594)	112
Net finance (expense) income		(516)	209

Income before tax		5,589	8,170

Income taxes
Current income tax		3,943	3,600
Deferred income tax		(932)	716
		3,011	4,316
Net income for the period		$2,578	$3,854

Earnings per share - Basic	13 f) i	$0.02	$0.03
Earnings per share - Diluted	13 f) ii	$0.02	$0.03
Weighted average number of shares outstanding - Basic	13 f) i	129,333,332	128,809,493
Weighted average number of shares outstanding - Diluted	13 f) ii	129,903,931	129,956,554

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 2

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited) (Expressed in thousands of US Dollars)

		Three months ended March 31,
	Notes	2016	2015
Net income for the period		$2,578	$3,854
Other comprehensive loss
Items that may be classified subsequently to net income
Net change in fair value of hedging instruments, net of nil taxes	3	(579)	-
Unrealized loss on translation of net investment, net of nil taxes		-	(2,324)
Unrealized gain on translation to presentation currency on foreign operations, net of nil taxes		-	1,430
		(579)	(894)
Total comprehensive income for the period		$1,999	$2,960

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 3

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) (Expressed in thousands of US Dollars)

		Three months ended March 31,
	Notes	2016	2015
OPERATING ACTIVITIES
Net income for the period		$2,578	$3,854
Items not involving cash
Depletion, depreciation and amortization		6,259	6,410
Accretion of provisions		145	(208)
Income taxes		3,011	4,316
Share-based payments		4,023	518
Accrued interest on long term loans receivable and payable		(7)	(3)
Other		2	3
		16,011	14,890
Changes in non-cash working capital items
Accounts receivable and other assets		(16,024)	(92)
Prepaid expenses		141	(80)
Inventories		712	789
Trade and other payables		4,990	2.638
Provisions		(82)	(1)
Cash provided by operating activities before interest and income taxes		5,748	18,144
Income taxes paid		(5,665)	(9,641)
Interest expense paid		(431)	-
Interest income received		15	88
Net cash (used in) provided by operating activities		(333)	8,591

INVESTING ACTIVITIES
Purchase of short term investments		(3,810)	(18,969)
Redemptions of short term investments		8,241	18,264
Expenditures on mineral properties, plant and equipment	16	(16,115)	(6,076)
Deposits on long term assets, net		2,260	(2,329)
Net cash used in investing activities		(9,424)	(9,110)

FINANCING ACTIVITIES
Proceeds from bank loan		(6)	-
Net proceeds on issuance of common shares		1,810	1,002
Net cash provided by financing activities		1,804	1,002

Effect of exchange rate changes on cash and cash equivalents		-	(370)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(7,953)	483

Cash and cash equivalents - beginning of period		72,218	42,867

CASH AND CASH EQUIVALENTS - END OF PERIOD		$64,265	$42,980

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited) (Expressed in thousands of US Dollars)

	Notes	March 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$64,265	$72,218
Short term investments		31,600	36,031
Accounts receivable and other assets	4	23,508	7,068
Income tax receivable		729	780
Prepaid expenses		1,371	1,512
Inventories	5	9,631	10,434
Total current assets		131,104	128,043
NON-CURRENT ASSETS
Deposits on long-term assets	6	6,276	8,716
Deferred income tax assets		1,061	492
Mineral properties, plant and equipment	7	253,724	242,403
Total assets		$392,165	$379,654

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	8, 9 c)	$40,012	$28,970
Derivative liabilities	3	924	351
Provisions	12	567	453
Income tax payable		1,831	3,605
Current portion of other liabilities	11	1,333	772
Total current liabilities		44,667	34,151
NON-CURRENT LIABILITIES
Bank loan	10	39,531	39,486
Other liabilities	11	2,889	4,620
Provisions	12	12,072	12,052
Deferred income tax liabilities		24,814	25,177
Total liabilities		123,973	115,486
EQUITY
Share capital		206,567	203,953
Equity reserve		13,580	14,169
Accumulated other comprehensive income		229	808
Retained earnings		47,816	45,238
Total equity		268,192	264,168
Total liabilities and equity		$392,165	$379,654
Contingencies and capital commitments	17
Subsequent event	19

APPROVED BY THE DIRECTORS
"Jorge Ganoza Durant", Director	"Robert R. Gilmore" , Director
Jorge Ganoza Durant	Robert R. Gilmore

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited) (Expressed in thousands of US Dollars, except for share amounts)

	Attributable to equity holders of the Company
	Share Capital			Accumulated Other Comprehensive (Loss) Income (“AOCI”)
	Number of Shares	Amount	Equity Reserve	Hedging Reserve	Foreign Currency Reserve	Total Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Equity
Balance - December 31, 2015	129,240,567	$ 203,953	$ 14,169	$ (307)	$ 1,115	$ 808	$ 45,238	$ 264,168
Exercise of stock options	740,310	1,810	-	.	-	-	-	1,810
Transfer of stock option and warrant reserve on exercise of stock options	-	804	(804)		-	-	-	-
Share-based payments expense	-	-	215	.	-	-	-	215
Net income for the period	-	-	-	.	-	-	2,578	2,578
Net change in fair value of hedging instruments	-	-	-	(579)	-	(579)	-	(579)
Total comprehensive loss for the period				(579)	-	(579)	2,578	1,999
Balance – March 31, 2016	129,980,877	$ 206,567	$ 13,580	$ (886)	$ 1,115	$ 229	$ 47,816	$ 268,192

Balance - December 31, 2014	128,537,742	$ 201,057	$ 13,800	$ -	$ 2,010	$ 2,010	$ 55,846	$ 272,713
Exercise of stock options	308,100	1,002	-	-	-	-	-	1,002
Transfer of stock option and warrant reserve on exercise of stock options	-	403	(403)	-	-	-	-	-
Share-based payments expense	-	-	288	-	-	-	-	288
Net income for the period	-	-	-	-	-	-	3,854	3,854
Unrealized loss on translation of net investment	-	-	-	-	(2,324)	(2,324)	-	(2,324)
Unrealized gain on translation to presentation currency on foreign operations	-	-	-	-	1,430	1,430	-	1,430
Total comprehensive loss for the period	-	-	-	-	(894)	(894)	3,854	2,961
Balance – March 31, 2015	128,845,842	$ 202,462	$ 13,685	$ -	$ 1,116	$ 1,116	$ 59,701	$ 276,964

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 6

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these Financial Statements are based on International Financial Reporting Standards (“IFRS”) issued and effective as at March 31, 2016.  The Board of Directors approved these financial statements for issue on May 9, 2016.

The Financial Statements of the Company for the three month period ended March 31, 2016 have been prepared by management.  The Financial Statements do not include all of the information required for full annual financial statements.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, which includes information necessary or useful to understanding the Company’s business and financial presentation.  In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these Financial Statements.

b)

Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power.  Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Page 7

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Basis of Consolidation (continued)

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control.  The principal subsidiaries of the Company and their geographic locations at March 31, 2016 were as follows:

Name	Entity Type at March 31, 2016	Location	Economic Interest at March 31, 2016	Principal Activity	Method
Minera Bateas S.A.C. (“Bateas”)	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. (“FSM Peru”)	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”)	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”)	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. (“Barbados”)	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. (“Continuum”)	Subsidiary	Canada	100%	Holding company	Consolidation

As at March 31, 2016, the Company has no joint arrangements or associates.

c)

Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

Prior to April 1, 2015, the functional currency of each of the entities in the group was the US$, with the exception of the parent entity and certain holding companies which had a Canadian dollar functional currency.

On April 1, 2015, the functional currency of the parent entity and certain holding companies which had a Canadian dollar functional currency were determined to have a US$ functional currency.  The change was primarily a result of the currency in which funds from financing activities are generated and in particular, a loan denominated and drawn down in US$. This change has been prospectively applied from the date of change, April 1, 2015.

As at April 1, 2015, the parent entity and certain holding companies have translated all monetary assets and liabilities into the US$ functional currency using the exchange rate at the date of the change.  Non-monetary assets and liabilities were translated into the US$ functional currency using the historical exchange rates at the date of the initial transaction. Revenues and expenses were translated at the average rate of exchange for the period.  Foreign exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until disposal of the operation.

Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)

Foreign Currency Translation (continued)

Prior to April 1, 2015, for entities with a functional currency different from the presentation currency of the Company, translation to the presentation currency was required.  Assets and liabilities were translated at the rate of exchange at the financial position date.  Revenue and expenses were translated at the average rate for the period. All resulting exchange differences were recognized in other comprehensive income.  These previously recognized foreign exchange differences were not reclassified from equity to profit or loss until disposal of the operations.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

d)

Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar is the functional currency for its Canadian, Peruvian, Mexican, and Barbados entities, management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when self-constructed items of property, plant and equipment are capable of operating in the manner intended by management have been completed.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)

Significant Accounting Judgments and Estimates (continued)

i.

Critical Judgments (continued)

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators and cash generating units.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the determination of whether intangible and tangible assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the recoverable amount and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

ii.

Estimates (continued)

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

e)

Significant Change including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2016:

IAS 1 Presentation of Financial Statements (Amendment), IFRS 11 Joint Arrangements (Amendment) and IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment).

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

f)

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 7 Statement of Cash Flows (Amendment)

The amendment to IAS 7 Statement of Cash Flows requires companies to provide information about changes in their financing liabilities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses), that helps with understanding changes in a company’s debt. The following changes in liabilities arising from financing activities are to be disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.  A reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities, and disclosed separately from changes in other assets and liabilities, may be used to fulfill the requirements.  The amendments are effective for annual periods starting on or after January 1, 2017, with earlier application being permitted.

IAS 12 Income Taxes (Amendment)

The amendment to IAS 12 Income taxes, for recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12), requires the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value.  The amendments are effective for annual periods starting on or after January 1, 2017, with earlier application being permitted.

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

New Accounting Standards (continued)

IFRS 15 Revenue from Contracts with Customers (including amendments)

IFRS 15 Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The amendments include clarifications on the guidance on identifying performance obligations, accounting for licenses of intellectual property, and the principal versus agent assessment for gross and net revenue presentation. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognise assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

g)

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the three months ended March 31, 2016 and 2015.  Foreign exchange gain is now reported separate from selling, general and administrative expenses with no effect on the net income for the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
	2016	2015
Selling, general and administrative expenses, as previously reported	$9,349	$4,575
less: foreign exchange gain	(383)	(914)
Selling, general and administrative expenses	$9,732	$5,489

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

3.

Derivative Assets and Derivative Liabilities

	March 31, 2016		December 31, 2015
	Assets	Liabilities	Assets	Liabilities
Interest rate swap	$-	$924	$-	$351

Under interest rate swaps contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts.  The interest rate swap contract enables the Company to mitigate the risk of changing interest rates on the drawn variable rate debt.  The fair value of interest rate swaps at the end of the reporting period is determined by discounting future cash flows using the curves at the end of the reporting period and credit risk inherent in the contract, and is disclosed below.

The interest rate swap is carried on the statement of financial position at fair value, with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge with the gain or loss being recorded to income for the ineffective portion. Interest expense on the bank loan will be recorded to income.

On March 26, 2015, the Company entered into an interest rate swap of $40 million, effective date of April 1, 2015, and expires on March 25, 2019 matching the maturity of the bank loan (refer to Note 10).  The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan.  The interest rate swap is designated as a cash flow hedge for forecasted variable interest rate payments.

The fixed rate on the interest rate swap is 1.52% and the floating amount is based on the one month LIBOR rate.  The interest rate swap is settled on a monthly basis and the settlement is the difference between the fixed and floating interest rate on a net basis.

As at March 31, 2016, the fair value of the interest rate swap was $924 (2015: $351) and includes $37 (2015: $44) of accrued interest on the bank loan.  As the hedge was effective, the change in the fair value of the interest rate swap resulted in $579 (2015: $307) fair value loss was recognized in other comprehensive income.

4.

Accounts Receivable and Other Assets

The current accounts receivables and other assets are comprised of the following:

	March 31, 2016	December 31, 2015
Trade receivables from concentrate sales	$21,527	$5,172
Advances and other receivables	1,395	1,350
GST and value added tax receivable	586	546
Accounts receivable and other assets	$23,508	$7,068

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

4.

Accounts Receivable and Other Assets (continued)

As at March 31, 2016, the Company had $21,527 (2015: $5,172) trade receivables from concentrate sales which were comprised of $19,622 (2015: $6,186) from provisional sales, negative $180 (2015: negative $236) from mark-to-market adjustments, $531 (2015: negative $761) from price adjustments, and $1,554 (2015: negative $17) from assay adjustments.

As at March 31, 2016, the Company had $681 trade receivables (2015: $nil) which were over 90 days and with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

The aging analysis of these trade receivables from concentrate sales is as follows:

	March 31, 2016	December 31, 2015
0-30 days	$18,674	$5,172
31-60 days	861	-
61-90 days	1,311	-
over 90 days	681	-
	$21,527	$5,172

5.

Inventories

	March 31, 2016	December 31, 2015
Concentrate stock piles	$844	$1,457
Ore stock piles	1,786	1,912
Materials and supplies	7,001	7,065
Total inventories	$9,631	$10,434

For the three months ended March 31, 2016, $17,245 (2015: $18,481) of inventory was expensed in cost of sales.

6.

Deposits on Long Term Assets

Deposits on long term assets are comprised of the following:

	March 31, 2016	December 31, 2015
Long term receivables	$28	$28
Deposits on equipment	5,688	8,183
Deposits paid to contractors	560	505
Deposits on long term assets	$6,276	$8,716

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

7.

Mineral Properties, Plant and Equipment

	Mineral Properties Non- Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended March 31, 2016
Opening carrying amount, January 1, 2016	$1,533	$127,187	$9,862	$54,252	$8,684	$206	$1,887	$38,792	$242,403
Additions	56	4,932	314	4	77	113	1,251	10,691	17,438
Depreciation	-	(3,255)	(567)	(1,685)	(539)	(36)	(35)	-	(6,117)
Reclassification	-	(51)	11	18,044	9,291	7	-	(27,302)	-
Closing carrying amount, March 31, 2016	$1,589	$128,813	$9,620	$70,615	$17,513	$290	$3,103	$22,181	$253,724

As at March 31, 2016
Cost	$1,589	$202,620	$24,996	$96,766	$22,439	$830	$5,916	$22,181	$377,337
Accumulated depreciation	-	(73,807)	(15,376)	(26,151)	(4,926)	(540)	(2,813)	-	(123,613)
Closing carrying amount, March 31, 2016	$1,589	$128,813	$9,620	$70,615	$17,513	$290	$3,103	$22,181	$253,724

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

7.

Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non- Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2015
Opening carrying amount, January 1, 2015	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849
Additions	185	17,128	1,011	128	1,924	179	1,577	36,343	58,475
Disposals	-	-	(37)	(6)	(4)	(2)	(10)	-	(59)
Depreciation	-	(13,934)	(2,827)	(6,205)	(1,233)	(122)	(367)	-	(24,688)
Impairment charge	-	(15,032)	(1,630)	(7,983)	(166)	-	(189)	-	(25,000)
Reclassification	-	-	-	647	155	-	-	(802)	-
Adjustment on currency translation	-	(166)	-	(7)	(1)	-	-	-	(174)
Closing carrying amount, December 31, 2015	$1,533	$127,187	$9,862	$54,252	$8,684	$206	$1,887	$38,792	$242,403

As at December 31, 2015
Cost	$1,533	$197,739	$24,678	$78,718	$13,071	$711	$4,732	$38,792	$359,974
Accumulated depreciation	-	(70,552)	(14,816)	(24,466)	(4,387)	(505)	(2,845)	-	(117,571)
Closing carrying amount, December 31, 2015	$1,533	$127,187	$9,862	$54,252	$8,684	$206	$1,887	$38,792	$242,403

a)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 9. a)).

The Company can earn the Interest by spending $2,000 on exploration of the property, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, by making staged payments totalling $300 in cash, and by providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 in cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 in cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2013;

➢

$50 in cash by January 19, 2015; and,

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

7.

Mineral Properties, Plant and Equipment (continued)

a)

Tlacolula Property (continued)

➢

$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property of which has not occurred.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.  Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As at March 31, 2016, the Company had issued an aggregate of 34,589 (2015: 34,589) common shares of the Company to Radius, with a fair market value of $150 (2015: $150), and paid $200 (2015: $200) in cash according to the terms of the option agreement.  Joint venture has not been formed as of yet.

8.

Trade and Other Payables

	March 31, 2016	December 31, 2015
Trade accounts payable	$21,453	$18,177
Payroll payable	8,381	6,607
Mining royalty	132	471
VAT payable	243	-
Due to related party (Note 9. c))	24	8
Deferred share unit payable (Note 13. c))	4,697	-
Restricted share unit payable	2,149	1,117
Performance share unit payable	784	462
Refundable deposits to contractors	1,531	1,370
Other payables	618	758
	$40,012	$28,970

9.

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

9.

Related Party Transactions (continued)

a)

Purchase of Goods and Services (continued)

	Three months ended March 31,
Transactions with related parties	2016	2015
Salaries and wages [1,2]	$50	$32
Other general and administrative expenses [2]	79	51
	$129	$83

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2016, the Company paid $nil (2015: $50) in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to Note 7. a).

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Three months ended March 31,
	2016	2015
Salaries and other short term employee benefits	$868	$1,243
Directors fees	91	98
Consulting fees	33	36
Share-based payments	5,445	729
	$6,437	$2,106

Consulting fees includes fees paid to two non-executive directors in both 2016 and 2015.

c)

Period End Balances Arising From Purchases of Goods/Services

Amounts due to related party	March 31, 2016	December 31, 2015
Owing to a company with a common director [3]	$24	$8

3 Owing to Gold Group Management Inc. (“Gold Group”) who has a director in common with the Company

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

10.

Bank Loan

	Par Value	Maturity	March 31, 2016	December 31, 2015
Bank loan	$40,000	April 1, 2019	$40,000	$40,000
Unamortized transaction costs			(469)	(514)
			$39,531	$39,486

Non-Current			$39,531	$39,486

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40 million term credit facility was drawn down. Interest on the term credit facility is calculated from the one, two, three, or six month LIBOR plus a graduated margin based on the Company’s leverage ratio and interest is payable one month in arrears. The term credit facility bears a 4 year term and is repayable with a balloon payment on maturity date of April 1, 2019.  Refer to Note 14.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

•

Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014, plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

Unamortized transaction costs are comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia on March 25, 2015.

The following is a schedule of long-term bank loan principal repayments, during each of the five years ended December 31:

2017	$-
2018	-
2019	40,000
$40,000

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

11.

Other Liabilities

Other liabilities are comprised of the following:

	March 31, 2016	December 31, 2015
Obligations under finance lease (a)	$2,955	$1,884
Long term liabilities	45	44
Deferred share units (Note 13. c))	-	2,279
Restricted share units	351	453
Performance share units	871	732
	4,222	5,392
Less: current portion
Obligations under finance lease (a)	1,333	772
Less: current portion of other liabilities	1,333	772
Other liabilities, non-current	$2,889	$4,620

a)

Obligations under Finance Lease

Obligations under Finance Lease	March 31, 2016	December 31, 2015
Not later than 1 year	$1,395	$809
Less: future finance charges on finance lease	(62)	(37)
	1,333	772
Later than 1 year but less than 5 years	$1,649	1,132
Less: future finance charges on finance lease	(27)	(20)
	1,622	1,112
Present value of finance lease payments	$2,955	$1,884

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

12.

Provisions

A summary of the Company’s provisions for decommissioning and restoration are presented below:

	Decommissioning and Restoration Liabilities
	Caylloma Mine	San Jose Mine	Total
At March 31, 2016
Anticipated settlement date to	2027	2030
Undiscounted value of estimated cash flow	$8,414	$5,357	$13,771
Estimated mine life (years)	7	8
Discount rate	4.05%	5.94%
Inflation rate	2.00%	3.41%

Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Increase to existing provisions	1,165	471	1,636
Accretion of provisions	344	(34)	310
Foreign exchange differences	(1,061)	(806)	(1,867)
Cash payments	(127)	(145)	(272)
Total provisions – December 31, 2015	$7,508	$4,997	$12,505
Less: current portion	(335)	(118)	(453)
Non current – December 31, 2015	$7,173	$4,879	$12,052
Total provisions – December 31, 2015	$7,508	$4,997	$12,505
Increase to existing provisions	(34)	(31)	(65)
Accretion of provisions	76	69	145
Foreign exchange differences	191	(55)	136
Cash payments	(47)	(35)	(82)
Total provisions – March 31, 2016	$7,694	$4,945	$12,639
Less: current portion	(457)	(110)	(567)
Non current – March 31, 2016	$7,237	$4,835	$12,072

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mines are subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

13.

Share Capital

a)

Unlimited Common Shares Without Par Value

On June 18, 2015, the Company cancelled and returned to treasury 38,035 common shares of the Company registered in the name of Computershare in trust for Continuum holders pursuant to a Depositary Agreement between among the Company and Computershare Investor Services dated February 22, 2009.

b)

Stock Options

The Company’s Stock Option Plan (the “Plan”) dated April 11, 2011 was approved by the shareholders at the Company’s annual general meeting held on May 26, 2011.  On April 21, 2015 the Board approved amendments to the Plan which do not require shareholder approval.  The Plan provides that from May 9, 2011, the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equaled 9.92% of the total number of issued and outstanding common shares of the Company as at April 11, 2011.  As at March 31, 2016, the number of common shares available for issuance under the Plan is 2,817,098.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

	March 31, 2016		December 31, 2015
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	3,105	$3.66	2,944	$3.25
Granted	-	-	902	4.79
Exercised	(740)	3.36	(741)	3.40
Outstanding at end of the period	2,365	$3.76	3,105	$3.66
Vested and exercisable at end of the period	1,914	$3.52	1,874	$3.01

During the three months ended March 31, 2016, 740,310 stock options with an exercise prices ranging from CAD$1.75 to CAD$3.38 per share were exercised.

During the three months ended March 31, 2016, the Company recorded a share-based payment charge of $215 (2015: $288) in respect to options granted and vested.

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

13.

Share Capital (continued)

b)

Stock Options (continued)

The assumptions used to estimate the fair value of the stock options granted during the three months ended March 31, 2015 were as follows:

Three months ended March 31,
2015
Risk-free interest rate	0.45%
Expected stock price volatility	61.22%
Expected term in years	3
Expected dividend yield	0%
Expected forfeiture rate	5.25%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The weighted average fair value per stock option, in 2015, was CAD$4.86.

Exercise price in CAD$	Number of outstanding stock options (in 000's)	Weighted average remaining contractual life of outstanding stock options (years)	Weighted average exercise price on outstanding stock options CAD$	Exercisable stock options (in 000's)	Weighted average exercise price on exercisable stock options CAD$
$0.85 to $0.99	262	2.5	$0.85	262	$0.85
$1.00 to $1.99	104	0.3	1.55	104	1.55
$2.00 to $2.99	250	0.8	2.22	250	2.22
$3.00 to $3.99	139	0.2	3.38	139	3.38
$4.00 to $4.99	1,561	2.7	4.58	1,100	4.50
$6.00 to $6.67	49	0.9	6.67	49	6.67
$0.85 to $6.67	2,365	2.2	$3.76	1,914	$3.52

 The weighted average remaining life of vested share purchase options at March 31, 2016 was 1.8 years (December 31, 2015: 1.0 years).

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

13.

Share Capital (continued)

a)

DSUs

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the three months ended March 31, 2016, the Company granted 187,500 (2015: 187,890) DSU with a market value of CAD$900 (2015: CAD$900), at the date of grants, to non-executive directors.

As at March 31, 2016, there are 1,203,919 (2015: 1,016,419) DSU outstanding with a fair value of $4,697 (2015: $2,279).  Refer to Note 8 and Note 11.

b)

RSUs

The Company’s SU Plan covers all RSUs and PSUs granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

The RSUs entitle employees or officers to cash payments which vest and are payable in installments over a period of up to three years following the date of the award.  The RSUs payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to vesting date multiplied by the number of RSUs held.

During the three months ended March 31, 2016, the Company granted 769,946 (2015: 385,740) RSU with a market value of CAD$3,696 (2015: CAD$1,848), at the date of grant, to an executive director and officer (317,276), officers (374,998), and employees (77,672), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the three months ended March 31, 2016, the Company paid $684 (2015: $260) on 175,871 (2015: 65,814) RSUs to an executive director and officer, officers, and employees.

As at March 31, 2016, there were 1,609,921 (2015: 1,015,846) RSUs outstanding with a fair value of $2,500 (2015: $1,570).  Refer to Note 8 and Note 11.

c)

PSUs

The cash settled PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest in installments over a three year period.  Any PSUs for which the performance metrics have not been achieved shall automatically be forfeited and cancelled.  The PSUs for which the performance metrics have been achieved will vest and the PSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the vesting date multiplied by the number of PSUs held.

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

13.

Share Capital (continued)

e)

PSUs (continued)

During the three months ended March 31, 2016, the Company granted nil (2015: 1,236,620) PSU with a market value of CAD$nil (2015: $5,923), at the date of grant, to an executive director and officer (nil) and officers (nil), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved.  For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price.

During the three months ended March 31, 2016, the Company paid $961 (2015: $nil) on 247,324 (2015: nil) PSUs to an executive director and officer, and officers.

As at March 31, 2016, a total of 989,296 (2015: 1,236,620) PSUs are outstanding with a fair value of $1,655 (2015: $1,194). Refer to Note 8 and Note 11.

f)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

	Three months ended March 31,
	2016	2015
Income attributable to equity owners	$2,578	$3,854
Weighted average number of shares (in '000's)	129,333	128,809
Earnings per share - basic	$0.02	$0.03

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Three months ended March 31,
	2016	2015
Income attributable to equity owners	$2,578	$3,854
Weighted average number of shares ('000's)	129,333	128,809
Incremental shares from share options	571	1,148
Weighted average diluted shares outstanding (‘000’s)	129,904	129,957
Earnings per share - diluted	$0.02	$0.03

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

13.

Share Capital (continued)

f)

Earnings per Share (continued)

ii)

Diluted (continued)

For the three months ended March 31, 2016, excluded from the calculation were 951,053 (2015: 49,084) anti-dilutive options with exercise prices ranging from CAD$4.79 to CAD$6.67 (2015: CAD$6.67).

14.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at March 31, 2016, are sufficient for its present needs for at least the next 12 months.

The Company, under the credit facility, shall maintain at all times, on a consolidated basis, a tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.  Tangible net worth is defined as shareholders’ equity less all amounts that would be included on a consolidated statement of financial position of the Company as amounts owed by the Company or as intangibles.  Intangibles includes, without limitation, such personal property as goodwill, copyrights, patents and trademarks, franchises, licences of intellectual property rights, research and development costs, but, for greater certainty, excludes accounts receivable, prepaids, future tax assets and deferred development costs.  As at March 31, 2016, the Company is in compliance with the credit facility covenants.

The Company’s overall strategy with respect to capital risk management remained unchanged during the period.

15.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

15.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the three months ended March 31, 2016, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At March 31, 2016	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$64,265	$-	$-	$64,265
Short term investments	31,600	-	-	31,600
Trade receivable from concentrate sales [1]	-	21,527	-	21,527
Derivative liabilities [2]	-	(924)	-	(924)
	$95,865	$20,603	$-	$116,468

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

2 Derivative liabilities includes interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and thereby classified within Level 2 of the fair value hierarchy.

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

15.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

i.

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$72,218	$-	$-	$72,218
Short term investments	36,031	-	-	36,031
Trade receivable from concentrate sales [1]	-	5,172	-	5,172
Derivative liabilities [2]		(351)		(351)
	$108,249	$4,821	$-	$113,070

ii.

Fair Value of Financial Assets and Liabilities other than Level 1

	March 31, 2016		December 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Trade receivable from concentrate sales [2]	$21,527	$21,527	$5,172	$5,172
Advances and other receivables [3]	1.395	1,395	1,350	1,350
	$22,922	$22,922	$6,522	$6,522
Financial liabilities
Derivative liabilities [1]	$924	$924	$351	$351
	$924	$924	$351	$351

1 Derivative liabilities includes interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables are recorded at amortized costs. The fair value of other assets are, due to its shot term nature, classified within Level 2 of the fair value hierarchy, and the balances include the current portion of other assets.

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

15.

Management of Financial Risk (continued)

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Peruvian nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

	March 31, 2016				December 31, 2015
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$11,424	S/.	1,602	$29,425	$10,023	S/.	983	$46,405
Accounts receivable and other assets	140		3,213	11,079	83		4,035	6,805
Income tax receivable	-		2,431	-	-		2,663	-
Deposits on long term assets	-		-	101,955	-		-	31,899
Trade and other payables	(10,628)		(11,994)	(139,119)	(2,921)		(10,931)	(163,699)
Provisions, current	-		(1,523)	(1,913)	-		(1,143)	(2,028)
Income tax payable	-		(209)	(30,769)	-		(15)	(61,960)
Other liabilities	(1,585)		-	(754)	(4,805)		-	(754)
Provisions	-		(24,079)	(84,162)	-		(24,475)	(83,978)
Total	$(649)	S/.	(30,559)	$(114,258)	$2,380	S/.	(28,883)	$(227,310)
Total US$ equivalent	$(500)		$(9,182)	$(6,566)	$1,716		$(8,463)	$(13,211)

Based on the above net exposure as at March 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease to net income before tax of $1,806 (2015: $2,217).

The sensitivity analyses in the above table should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

15.

Management of Financial Risk (continued)

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at March 31, 2016 is as follows:

	March 31, 2016	December 31, 2015
Cash and cash equivalents	$64,265	$72,218
Short term investments	31,600	36,031
Accounts receivable and other assets	23,508	7,068
Income tax receivable	729	780
	$120,102	$116,097

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

15.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at March 31, 2016
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$40,012	$-	$-	$-	$40,012
Bank loan	-	40,000	-	-	40,000
Derivative liabilities	924	-	-	-	924
Income tax payable	1,831	-	-	-	1,831
Other liabilities	1,395	2,916	-	-	4,311
Operating leases	511	474	-	-	985
Provisions	562	900	1,196	11,113	13,771
	$45,235	$44,290	$1,196	$11,113	$101,834

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 17. c).

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40 million term credit facility was drawn down.  Refer to Note 3 and Note 10.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $5 change in income on an annualized basis.

On March 25, 2015, the Company entered into a $40 million interest rate swap, effective for April 1, 2015 as a cash flow hedge to the credit facility (refer to Note 10 and Note 15. d)).

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

15.

Management of Financial Risk (continued)

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, and gold prices would cause a $248, $192, $6,976, $673, respectively, change in net earnings on an annualized basis.

The Company also enters into provisional concentrate contracts to sell the silver-gold, zinc, lead-silver concentrates produced by the San Jose and Caylloma mines. For the three months ended March 31, 2016, the impact of price adjustments was an income of $1,233 (2015: income $345).

16.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the three months ended March 31, 2016 and 2015 are as follows:

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

16.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2016
Sales to external customers by product	$-	$14,829	$27,863	$42,692
Silver-gold concentrates	$-	$-	$27,863	$27,863
Silver-lead concentrates	$-	$10,161	$-	$10,161
Zinc concentrates	$-	$4,668	$-	$4,668
Cost of sales*	$-	$11,313	$15,825	$27,138
Depletion, depreciation and amortization**	$87	$1,817	$4,355	$6,259
Selling, general and administrative expenses*	$7,887	$590	$1,255	$9,732
Exploration and evaluation costs	$62	$-	$38	$100
Foreign exchange (gain) loss	$(545)	$(3)	$165	$(383)
Interest income	$39	$32	$7	$78
Interest expense	$428	$97	$69	$594
(Loss) income before tax	$(7,793)	$2,864	$10,518	$5,589
Current income tax	$70	$774	$3,099	$3,943
Deferred income tax	$(73)	$(496)	$(363)	$(932)
Income taxes	$(3)	$278	$2,736	$3,011
(Loss) income for the period	$(7,791)	$2,586	$7,783	$2,578
Capital expenditures***	$2	$1,808	$14,305	$16,115

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2015
Sales to external customers by product	$-	$14,604	$25,200	$39,804
Silver-gold concentrates	$-	$-	$25,200	$25,200
Silver-lead concentrates	$-	$10,617	$-	$10,617
Zinc concentrates	$-	$3,987	$-	$3,987
Cost of sales*	$-	$11,901	$15,322	$27,223
Depletion, depreciation and amortization**	$334	$2,084	$3,992	$6,410
Selling, general and administrative expenses*	$3,747	$612	$1,130	$5,489
Foreign exchange (gain) loss	$(522)	$78	$(470)	$(914)
Interest income	$29	$35	$33	$97
Interest expense	$97	$70	$(279)	$(112)
(Loss) income before tax	$(3,338)	$1,978	$9,530	$8,170
Current income tax	$44	$976	$2,580	$3,600
Deferred income tax	$(31)	$549	$198	$716
Income taxes	$14	$1,524	$2,778	$4,316
(Loss) income for the period	$(3,351)	$453	$6,752	$3,854
Capital expenditures***	$14	$1,229	$4,833	$6,076

* cost of sales and selling, general and administrative expenses includes depletion, depreciation and amortization

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

16.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at March 31, 2016
Mineral properties, plant and equipment	$338	$43,656	$209,730	$253,724
Total assets	$49,991	$90,259	$251,915	$392,165
Total liabilities	$52,840	$18,617	$52,516	$123,973
As at December 31, 2015
Mineral properties, plant and equipment	$371	$42,072	$199,960	$242,403
Total assets	$51,061	$86,159	$242,434	$379,654
Total liabilities	$47,681	$17,015	$50,790	$115,486

The segment information by geographical region for the three months ended March 31, 2016 and 2015 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
Three months ended March 31, 2016
Sales to external customers by product	$-	$14,829	$27,863	$42,692
Silver-gold concentrates	$-	$-	$27,863	$27,863
Silver-lead concentrates	$-	$10,161	$-	$10,161
Zinc concentrates	$-	$4,668	$-	$4,668
Three months ended March 31, 2015
Sales to external customers by product	$-	$14,604	$25,200	$39,804
Silver-gold concentrates	$-	$-	$25,200	$25,200
Silver-lead concentrates	$-	$10,617	$-	$10,617
Zinc concentrates	$-	$3,987	$-	$3,987

Reportable Segments	Canada	Peru	Mexico	Total
As at March 31, 2016
Non current assets	$1,851	$43,907	$214,242	$260,000
As at December 31, 2015
Non current assets	$1,897	$42,561	$206,661	$251,119

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

16.

Segmented Information (continued)

For the three months ended March 31, 2016, there were four (2015: six) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer	Three months ended March 31,
and Region	2016		2015
Customer 1	$10,366	70%	$10,617	73%
Customer 2	-	0%	(11)	0%
Customer 3	-	0%	(18)	0%
Customer 4	-	0%	4,016	27%
Customer 5	4,463	30%	-	0%
Bateas/Peru	$14,829	100%	$14,604	100%
% of total sales	35%		37%
Customer 1	$14,804	53%	$25,105	100%
Customer 2	-	0%	95	0%
Customer 3	13,059	47%	-	0%
Cuzcatlan/Mexico	$27,863	100%	$25,200	100%
% of total sales	65%		63%
Consolidated	$42,692	100%	$39,804	100%
% of total sales	100%		100%

17.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Under the rules of closure, for the purpose of determining the annual financial collateral in the form of a letter of guarantee the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year: 2016, $2,495; 2017, $3,179; 2018, $3,908; 2019, $4,705; and 2020, $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2015: $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2015: $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on November 30, 2016.

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

17.

Contingencies and Capital Commitments (continued)

a)

Bank Letter of Guarantee (continued)

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2015: $55), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C. This bank letter of guarantee expires on July 15, 2016.

b)

Capital Commitments

As at March 31, 2016, $3,970 of capital commitments not disclosed elsewhere in the financial statements, and forecasted to be expended within one year, included $500 for the dry stack tailing dam and $3,083 for the plant expansion at the San Jose property, and $54 for an energy improvement project and $333 for the plant expansion at the Caylloma property.

c)

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Operating leases includes leases for office premises and for computer and other equipment used in the normal course of business.  Refer to Note 15. d).

As at March 31, 2016, the expected payments due by period are as follows:

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

17.

Contingencies and Capital Commitments (continued)

	Expected payments due by period as at March 31, 2016
	Less than 1 year	1 - 3 years	Total
Office premises – Canada	$66	$200	$266
Office premises – Peru	337	56	393
Office premises – Mexico	7	-	7
Total office premises	$410	$256	$666
Computer equipment – Peru	98	29	127
Computer equipment – Mexico	3	130	133
Total computer equipment	$101	$159	$260
Machinery – Mexico	-	59	59
Total machinery	$-	$59	$59
Total operating leases	$511	$474	$985

d)

Tax Contingencies

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,043 and $664, respectively, for a total of $1,707. The Company is appealing the assessments and believes that the appeal will favor the Company. The Company has provided a guarantee by way of a letter bond in the amount of $792. This bank letter of guarantee expires on September 8, 2016.

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were under review by the Mexican Tax Administration Service (SAT) and facing an administrative customs procedure (PAMA) for specific temporary import documents (pediments). On October 27, 2015, SAT issued a resolution regarding the Company’s foreign trade operations for tax years 2011 to 2014. SAT denied certain claims, resulting in assessments (i) of updated and surcharge taxes, including a $26 general import tax, a $78 VAT, and a $4 custom management tax, and (ii) of fines of $64, for a total of $172 (the “tax credit”). On December 11, 2015, the Company established a security bond through Afianzadora Sofimex S.A. in the amount of $211 in favor of PAMA to collateralize the tax credit of $172. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). The Company claim is expected to be resolved by May 31, 2017.

e)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Page 37

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited) (All amounts in US$’000’s unless otherwise stated)

18.

Cost of Sales

The cost of sales for the three months ended March 31, 2016 and 2015 are comprised of the following:

	Three months ended March 31,
	2016			2015
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs[1]	$ 9,145	$ 10,527	$ 19,672	$ 9,415	$ 10,697	$ 20,112
Workers’ participation	173	717	890	226	557	783
Depletion and depreciation	1,811	4,304	6,115	2,075	3,945	6,020
Royalty expenses	184	277	461	185	123	308
	$ 11,313	$ 15,825	$ 27,138	$ 11,901	$ 15,322	$ 27,223

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

19.

Subsequent event up to May 9, 2016

Subsequent to May 9, 2016, 594,518 share purchase options, with an exercise prices ranging from CAD$1.55 to CAD$4.30, were exercised resulting in issued and outstanding shares of 130,575,395.

Page 38